February 12, 2020

Johan Kroner
Senior Vice President and Chief Financial Officer
Universal Corporation
9201 Forest Hill Avenue
Richmond, Virginia 23235

       Re: Universal Corporation
           Form 10-K for Fiscal Year Ended March 31, 2019
           Form 10-Q for Fiscal Quarter Ended December 31, 2019
           Form 8-K filed February 4, 2020
           File No. 001-00652

Dear Mr. Kroner:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended December 31, 2019

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Other Items, page 32

1. You present Adjusted operating income, Adjusted net income available to Universal
      Corporation, and Adjusted diluted earnings per share for the three months and nine months ended December 31, 2019 and 2018. These measures appear to be non-GAAP financial measures. Please tell us how you considered the disclosure requirements in Item
      10(e)(1)(i)(C) and (D) of Regulation S-K. Please note that this comment also applies to your press release filed under Item 2.02 of Form 8-K dated February 4, 2020.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Johan Kroner
Universal Corporation
February 12, 2020
Page 2

       You may contact Blaise Rhodes at 202-551-3774 or Suying Li at 202-551-3335 if you
have any questions.



FirstName LastNameJohan Kroner                          Sincerely,
Comapany NameUniversal Corporation
                                                        Division of Corporation
Finance
February 12, 2020 Page 2                                Office of Trade &
Services
FirstName LastName